SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the Month of February 16 2005


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.





The company has received the following two announcements:


                                                  Barclays PLC
                                                  Group Corporate Secretariat
                                                  54 Lombard Street
                                                  London EC3P 3AH
                                                  Tel: 020 7699 2305
                                                  Fax: 0870 242 2733

11 February 2005

The Company Secretary
Marconi Corporation PLC
34 Grosvenor Square
London
W1K 2HD


Dear Sir

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 10 February 2005 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your company of 5.06%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 208,428,330 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7699 2305.

Yours faithfully


Geoff Smith
Manager, Secretarial Services
Enc.


                              Legal Entity Report

Marconi Corp (New)                                               SEDOL : 3335442

As at 10 February 2005 Barclay PLC, through the legal entities listed below, had a notifiable interest in 10,551,495 ORD GBP0.25 representing 5.06% of the issued share capital of 208,428,330 units.


Legal Entity                                       Holding      Percentage Held

Barclays Private Bank and Trust Ltd                 15,000                .0072
Barclays Global Investors Japan Ltd                 47,702                .0229
Barclays Private Bank Ltd                                5                .0001
Barclays Global Investors, N.A.                  1,608,543                .7717
Barclays Global Fund Advisors                      438,330                .2103
Gerrard Ltd                                          1,237                .0006
Barclays Global Investors, Ltd                   2,424,912               1.1634
Barclays Global Investors Australia Ltd             40,691                .0195
Barclays Bank Trust Company Ltd                         22                .0001
Barclays Bank PLC                                2,943,291               1.4121
Barclays Global Investors Japan Trust & Banking    196,643                .0943
Barclays Capital Securities Ltd                  2,645,617               1.2693
Barclays Private Bank and Trust Ltd                    710                .0003
Barclays Life Assurance Co Ltd                     188,792                .0906

                        Group Holding           10,551,495               5.0624


                           Registered Holders Report


Marconi Corp (New)                                             SEDOL :   3335442

As at 10 February 2005 Barclay PLC, through the registered holders listed below, had a notifiable interest in 10,551,495 ORD GBP0.25 representing 5.06% of the issued share capital of 208,428,330 units.


Registered Holder                          Account Designation         Holding

Bank of Ireland                                                         27,990
BARCLAYS CAPITAL NOMINEES LIMI                                         650,617
BARCLAYS CAPITAL NOMINEES LIMI                                       2,943,291
BARCLAYS CAPITAL SECURITIES LT                                       1,995,000
BARCLAYS TRUST CO AS EXEC/ADM                                                4
Barclays Trust Co DMC69                                                     18
CHASE NOMINEES LTD                                16376                115,702
Clydesdale Nominees HGB0125                    01001464                 15,000
INVESTORS BANK AND TRUST CO.                                         1,029,629
INVESTORS BANK AND TRUST CO.                                             1,167
INVESTORS BANK AND TRUST CO.                                           279,904
INVESTORS BANK AND TRUST CO.                                            21,305
INVESTORS BANK AND TRUST CO.                                            47,307
INVESTORS BANK AND TRUST CO.                                             2,553
INVESTORS BANK AND TRUST CO.                                           381,469
INVESTORS BANK AND TRUST CO.                                            48,960
INVESTORS BANK AND TRUST CO.                                             5,348
JP MORGAN (BGI CUSTODY)                           16331                 68,616
JP MORGAN (BGI CUSTODY)                           16341                120,176
JP MORGAN (BGI CUSTODY)                           16400              2,206,567
JP MORGAN (BGI CUSTODY)                           18409                102,643
JPMORGAN CHASE BANK                                                      5,904
JPMorgan Chase Bank                                                     12,841
JPMorgan Chase Bank                                                      2,082
JPMorgan Chase Bank                                                      1,794
JPMorgan Chase Bank                                                     22,306
JPMorgan Chase Bank                                                     24,965
JPMorgan Chase Bank                                                     25,424
JPMorgan Chase Bank                                                    106,351
JPMorgan Chase Bank                                                      5,734
JPMorgan Chase Bank                                                      1,899
JPMorgan Chase Bank                                                      8,170
JPMORGAN CHASE BANK                                                      7,684
JPMORGAN CHASE BANK                                                     33,007
Mellon Trust - Boston & SF                                              30,034
Mitsubishi Trust International                                           1,567
R C Greig Nominees Limited a/c                      BL1                      7
R C Greig Nominees Limited GP1                      GP1                    221
R C Greig Nominees Limited SA1                      SA1                  1,009
Reflex Nominees Limited                                                    710
State Street                                                             3,222
STATE STREET BOSTON                                                    172,582
STATE STREET BOSTON                                                     17,034
WELLS FARGO SEATTLE - WIRE BAN                                           3,677
ZEBAN NOMINEES LIMITED                                                       5

                                                         Total      10,551,495



                                                   HBOS plc
                                                   8 Morrison Street
                                                   EDINBURGH
                                                   EH3 8BH

Marconi Corporation plc
34 Grosvenor Square
London
W1K 2HD

For the attention of Company Secretary

                                                                15 February 2004

Dear Sirs

Companies Act 1985 (as amended) (the "Act)

Section 198 disclosure by HBOS plc on its own behalf an on behalf of those of its subsidiaries which hold a material interest in Ordinary 25p shares comprising part of the relevant share capital of Marconi Corporation plc ("the Company")

Pursuant to Section 198 of the Act, we hereby give the Company notice that we had a material interest (for the purposes of Sections 208 and 209 of the Act), in the following shares comprising part of the relevant share capital (as defined in the section 198 of the Act) of the Company immediately after such time as our obligation to make this notification arose:-



                                                      Number of     Percentage
Registered holder:                         Fund:     Share held:       Holding:

Chase Nominees a/c CMIG                     2343         26,914          0.013%
Chase Nominees a/c CMIG                     1105        356,568          0.171%
Chase Nominees a/c CMIG                     2304        724,348          0.348%
Chase Nominees a/c CMIG                     2314      1,983,728          0.952%
Chase Nominees Ltd                            WP      2,709,641          1.300%
HSDL Nominees Limited                        N/A             18          0.000%
11786Nortrust Nominees Limited a/c HXCM     HPFO         11,786          0.006%
Nortrust Nominees Limited a/c HXCM          HPFO        167,673          0.080%
Nortrust Nominees Ltd.                     HXPEN         12,592          0.006%
Nortrust Nominees Ltd.                      HPBA         13,152          0.006%
Nortrust Nominees Ltd.                      HLBA        168,825          0.081%
Nortrust Nominees Ltd.                     HXLFE        178,315          0.086%
State Street Nominees Limited a/c 2GDS      2GDS      2,201,448          1.056%
State Street Nominees Limited a/c 2GDW      2GDW        918,000          0.440%
State Street Nominees Limited a/c 2GDX      2GDX        106,042          0.051%
State Street Nominees Limited a/c 2GEG      2GEG        719,000          0.345%
State Street Nominees Limited a/c 2GEH      2GEH         90,869          0.044%
Aggregate (material) holding of HBOS group           10,388,919          4.984%



Please let us know if you require any further information. In the event of a query regarding the above please contact me on 0131 243 8671


Yours faithfully


Kenny Melville
Company Secretarial Manager
For an on behalf of
HBOS plc

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 16 February 2005